UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2010
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐       No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	21 December, 2010	By	/s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
VP Investor Relations/Corporate Secretary

PRESS RELEASE
(No.Tel.308/PR000/COP-A0070000/2010)
RESOLUTIONS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Jakarta, December 21, 2010, We hereby announce to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk., (hereafter referred to as “the Company”), that the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company held on December 17, 2010 in Jakarta, has approved and decided on the following resolutions:
Agenda 1 Resolution
1.	a.	Approves the reappointment of the members of the Board of Directors, as follows:
1.	Mr. Rinaldi Firmansyah, as President Director

2.
Mr. Arief Yahya, as Director of Enterprise and Wholesale
with terms of office from the closing of this Meeting until the closing of the fifth Annual General Meeting of Shareholders (“AGMS”)after their election which is the closing of the AGMS which will be held in 2015, and it shall be counted as the second term.

b.	Therefore, the complete composition of the members of the Board of Directors as of the closing of this Meeting will be as follows:
1.	Mr. Rinaldi Firmansyah, as President Director

2.	Mr. Sudiro Asno, as Director of Finance

3.	Mr. Faisal Syam, as Director of Human Capital & General Affairs

4.	Mr. I Nyoman Gede Wiryanata, as Consumer Director

5.	Mr. Ermady Dahlan, as Director of Network and Solution

6.	Mr. Arief Yahya, as Director of Enterprise and Wholesale

7.	Mr. Prasetio, as Director of Compliance & Risk Management

8.	Mr. Indra Utoyo, as Director of IT & Supply
2.	a.	Approves the appointment of new members of the Board of Commissioners, as follows:
1.	Mr. Jusman Syafii Djamal, as President Commissioner

2.	Mr Rudiantara, as Independent Commissioner

3.
Mr. Johnny Swandi Sjam, as Independent Commissioner
with term of office from 1 January 2011, until the closing of the fifth AGMS after their election which is the closing of the AGMS which will be held in 2015.

With due consideration of the resolutions of the AGMS which was held in June 2010, Mr. Tanri Abeng and Mr. P Sartono will continue to carry out their duties as President Commissioner and Independent Commissioner, respectively, until the term of office of the new members of the Board of Commissioners is effective.
b.	Given the appointment of the new members of the board of Commissioners, therefore as of January 1, 2011, the complete composition of the members of the Board of Commissioners will be as follows:
1.	Mr. Jusman Syafii Djamal, as President Commissioner

2.	Mr. Rudiantara, as Independent Commissioner

3.	Mr. Johnny Swandi Sjam, as Independent Commissioner

4.	Mr. Bobby A. A. Nazief, as Commissioner

5.	Mr. Mahmuddin Yasin, as Commisioner

Grants authority to the Board of Directors of the Company with substitution rights to restate the resolutions of this Meeting in a notarial deed and further notify the changes in the composition of the members of the Board of Commissioners and the Board of Directors of the Company to the Department of Law and Human Rights of the Republic of Indonesia and register it with the Company Registry pursuant to the prevailing laws and regulations.
Agenda 2 Resolution
Approves:
1.	adjustment to the term of office of the members of the Board of Directors and Board of Commissioners who currently serve in office:
a.
The term of office for members of the Board of Directors appointed in an EGMS on 28 February 2007, namely Mr. Sudiro Asno (Director of Finance), Mr. Faisal Syam (Director of Human Capital & General Affair), Mr. I Nyoman Gede Wiryanata (Consumer Director), Mr. Ermady Dahlan (Director of Network & Solution), Mr. Prasetio (Director of Compliance & Risk Management), Mr. Indra Utoyo (Director of Information Technology & Supply), which should have ended on 28 February 2012, to expire on the closing of the AGMS which will be held in 2012

b.
The term of office for the member of the Board of Commissioners appointed in an AGMS on 29 June 2007, namely Mr. Mahmuddin Yasin, which should have ended on 29 June 2012, to expire on the closing of the AGMS which will be held in 2012

c.
The term of office for the member of the Board of Commissioners appointed in an EGMS on 19 September 2008, namely Mr. Bobby A. A. Nazief, which should have ended on 19 September 2013, to expire on the closing of the AGMS which will be held in 2013

2.
Grants authority to the Board of Directors of the Company with substitution rights to notify the adjustment to the terms of office of the members of the Board of Directors and the Board of Commissioners of the Company who currently serve in office to the Department of Law and Human Rights of the Republic of Indonesia and register it with the Company Registry pursuant to the prevailing laws and regulations.

AGUS MURDIYATNO
Vice President Investor Relations
For further information please contact:

Investor Relations
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:	62-21-5215109
Fax:	61-21-5220500
Email:	investor@telkom.co.id
Website:	www.telkom-indonesia.com